PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

1285 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10019-6064

TELEPHONE (212) 373-3000
FACSIMILE (212) 757-3990

LLOYD K. GARRISON (1946-1991)
RANDOLPH E. PAUL (1946-1956)
SIMON H. RIFKIND (1950-1995)
LOUIS S. WEISS (1927-1950)
JOHN F. WHARTON (1927-1977)

1615 L STREET, NW
WASHINGTON, DC 20036-5694
TELEPHONE (202) 223-7300
FACSIMILE (202) 223-7420

FUKOKU SEIMEI BUILDING
2-2 UCHISAIWAICHO 2-CHOME
CHIYODA-KU, TOKYO 100-0011, JAPAN
TELEPHONE (81-3) 3597-8101
FACSIMILE (81-3) 3597-8120

UNIT 3601, FORTUNE PLAZA OFFICE TOWER A
NO. 7 DONG SANHUAN ZHONGLU
CHAO YANG DISTRICT
BEIJING 100020
PEOPLE'S REPUBLIC OF CHINA
TELEPHONE (86-10) 5828-6300
FACSIMILE (86-10) 6530-9070/9080

12TH FLOOR, HONG KONG CLUB BUILDING
3A CHATER ROAD, CENTRAL
HONG KONG
TELEPHONE (852) 2536-9933
FACSIMILE (852) 2536-9622

ALDER CASTLE
10 NOBLE STREET
LONDON EC2V 7JU, U.K.
TELEPHONE (44 20) 7367 1600
FACSIMILE (44 20) 7367 1650

WRITER'S DIRECT DIAL NUMBER

(212) 373-3078

WRITER'S DIRECT FACSIMILE

(212) 492-0078

WRITER'S DIRECT E-MAIL ADDRESS

emaynard@paulweiss.com

[redacted]

December 6, 2007

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street, N.W.
Washington, D.C. 20549

Re: Connacher Oil and Gas Ltd.
Amendment Application for Exemption Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (SEC File No. 082-34954)

Dear Sir or Madam:

Pursuant to new Rule 12g3-2(f) promulgated by the Securities and Exchange Commission (the "Commission"), we herewith submit, on behalf of our client Connacher Oil and Gas Ltd. ("Connacher"), an application for amendment of Connacher's existing exemption under Rule 12g3-2(b) (SEC File No.082-34954).

Connacher would like to avail of new Rule 12g3-2(f) and, during this and each subsequent year, furnish the information required under Rule 12g3-2(b)(iii), promptly after any such information is made public, via electronic publication on SEDAR, the electronic information delivery system that is generally available to the public in Canada, Connacher's primary trading market. SEDAR can be found at www.sedar.com.

IRS Circular 230 disclosure: To ensure compliance with requirements imposed by the IRS, we inform you that any U.S. federal tax advice contained in this document is not intended or written to be used, and cannot be used, for the purpose of (i) avoiding penalties under the Internal Revenue Code or (ii) promoting, marketing or recommending to another party any transaction or matter that is contained in this document.

Officers of Connacher have informed us that all information electronically published will comply with the English translation requirements of new Rule 12g3-2(e).

Enclosed is a copy of this letter. Please indicate your receipt of this letter by stamping such copy and returning it to me in the enclosed self-addressed, stamped envelope.

Please contact Kathleen McCabe at (212) 373-3711 or myself at (212) 373-3024 if you have any questions or require any additional information.

Very truly yours,

Edwin S. Maynard

cc: Richard A. Gusella, (Connacher Oil and Gas Ltd.)
Jennifer Kennedy (Macleod Dixon LLP)
Kathleen McCabe (Paul, Weiss, Rifkind, Wharton & Garrison, LLP)

END